UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                              Cavalier Homes, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

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                                   149507-105
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                                 (CUSIP Number)

                                December 31, 2004
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              (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]     Rule 13d-1(b)

[  ]     Rule 13d-1(c)

[ x ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  149507-105          13G                      Page  2  of  6   Pages
                                                            ----   -----
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   1     Name of Reporting Persons.  I.R.S. Identification Nos. Of above Persons
        (Entities Only)

         Barry B. Donnell
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   2     Check the Appropriate Box If a Member of a Group (See Instructions)
         (a)
         (b)
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   3     SEC Use Only


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   4     Citizenship or Place of Organization


         United States of America
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     Number of         5     Sole Voting Power

      Shares                 1,279,425 (See Note A)

   Beneficially        6     Shared Voting Power

                             -0-

     Owned by          7     Sole Dispositive Power

                             1,279,425

  Each Reporting
                       8     Shared Dispositive Power

                             -0-
    Person With
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   9      Aggregate Amount Beneficially Owned by Each Reporting Person


          1,279,425 (See Note A; See Note B)
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          Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   10     (See Instructions)
          x
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   11     Percent of Class Represented by Amount in Row (9)
          6.96% (See Note B)
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   12     Type of Reporting Person (See Instructions)

          IN
--------- ---------------------------------------------------------------------

Item 1.

(a)      Name of Issuer:  Cavalier Homes, Inc.

(b)      Address of Issuer's Principal Executive Offices:

         32 Wilson Boulevard 100
         Addison, AL 35540

Item 2.

(a)      Name of Person Filing: Barry B. Donnell

(b)      Address of Principal Business Officer or, if none, Residence:

         719 Scott Avenue, Suite 414
         Wichita Falls, Texas 76301

(c)      Citizenship: United States of America

(d)      Title of Class of Securities: Common Stock

(e)      CUSIP Number: 149507-105

Item 3. If this statement is filed pursuant to ss. ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

(a)      [ ]      Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).

(b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

(c)      [ ]      Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

(d)      [ ]      Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)      [ ]      An investment adviser in accordance with ss.
                  240.13d-1(b)(1)(ii)(E).

(f)      [ ]      An employee benefit plan or endowment fund in accordance
                  with ss. 240.13d-1(b)(1)(ii)(F).

(g)      [ ]      A parent holding company or control person in accordance
                  with ss. 240.13d-1(b)(1)(ii)(G).

(h)      [ ]      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 18130.

(i)      [ ]      A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3).

(j)      [ ]      Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

NOT APPLICABLE

Item 4.           Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned: 1,279,425 (See Note A)

(b)      Percent of class: 6.96% (See Note B)

(c)      Number of shares as to which the person has:
         (i)   sole power to vote or to direct the vote: 1,279,425 (See Note A)
         (ii)  shared power to vote or to direct the vote: -0-
         (iii) sole power to dispose or to direct the disposition of: 1,279,425 (See Note A)
         (iv)  shared power to dispose or to direct the disposition of: -0-


Item 5.        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. NOT APPLICABLE

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  NOT APPLICABLE


Item 8.           Identification and Classification of Members of the Group.

                  NOT APPLICABLE

Item 9.           Notice of Dissolution of Group.

                  NOT APPLICABLE

Item 10.          Certification.

                  NOT APPLICABLE

(a) (To be included if the statement is filed pursuant to 240.13d-1(b)): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


(b) (To be included if the statement is filed pursuant to 240.13d-1(c)): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Note (A) - Includes 100,000 shares of Common Stock held by a foundation of which Mr. Donnell is co-trustee, and 100,000 shares of Common Stock held by a family limited partnership This number also includes 410,000 shares of Common Stock which Mr. Donnell has the right to acquire upon the exercise of options that are exercisable in full within 60 days. This number does not include 20,000 shares held by Mr. Donnell's wife, with respect to which shares Mr. Donnell disclaims beneficial ownership.

Note (B) - Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 2004 received from the Issuer on February 14, 2005. Also, solely for the purpose of computing the percentage of outstanding common Stock held by the reporting person, the shares of Common Stock which the reporting person has the right to acquire upon the exercise of options that are exercisable within 60 days are deemed to be outstanding.

This filing shall not be deemed an admission that such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of an equity securities covered by this statement.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  February 14, 2005                  /s/ Michael R. Murphy-attorney-in-fact
                                             ----------------------------------
                                              Michael R. Murphy